UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Schedule 13D/A (Amendment No. 1) Under the Securities Exchange Act of 1934
Innocoll Holdings Public Limited Company (Name of Issuer)

Ordinary Shares, $0.01 par value per share
 (Title of Class of Securities)

G4783X105
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G4783X105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON
Cam Investment Cayman Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
PN

CUSIP No. G4783X105	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON
Cam Investment Cayman Holdings GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. G4783X105	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON
Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. G4783X105	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON
Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
PN

CUSIP No. G4783X105	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON
FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. G4783X105	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON
FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. G4783X105	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON
Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14	TYPE OF REPORTING PERSON
OO

CUSIP No. G4783X105	13D	Page 9 of 11 Pages

Item 1.    Security and Issuer.
This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed on August 11, 2014 (the “Schedule 13D”) regarding the beneficial ownership of American Depositary Shares (“ADSs”), each representing 1/13.25 of an Ordinary Share, €1.00 nominal value per share of Innocoll AG, a German corporation, the predecessor of Innocoll Holdings plc, an Irish public limited company (the “Issuer”). As amended hereby, the Schedule 13D relates to the Issuer’s Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”). The principal executive offices of the Issuer are located at: Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland.
Item 4.    Purpose of Transaction.
Item 4 of the Schedule 13D is amended and restated as follows:
The Reporting Persons held the securities of the Issuer for investment purposes. As result of the completion of the acquisition of the Issuer by Gurnet Point L.P. on July 24, 2017 (the “Merger”): (1) each Ordinary Share outstanding immediately before the Merger now represents the right to receive (i) $1.75 in cash and (ii) a contingent value right that represents a contractual right to receive payments up to a maximum aggregate amount of $4.90 in cash upon, and subject to, the occurrence of certain events; and (2) each warrant to purchase an Ordinary Share was cancelled.
Item 5.    Interest in Securities of the Issuer.
Items 5(a), (b), (c) and (e) of the Schedule 13D are amended and restated as follows:
(a)(b)(c) As result of the Merger, the Reporting Persons no longer beneficially own any of the Issuer’s Ordinary Shares.
(e) The Reporting Persons ceased to be beneficial owners of 5% of more of the Issuer’s Ordinary Shares on July 24, 2017.

CUSIP No. G4783X105	13D	Page 10 of 11 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 7, 2017

CAM INVESTMENT CAYMAN HOLDINGS L.P.

By:	Cam Investment Cayman Holdings GP Inc.,
its General Partner

By:	/s/ Constantine M. Dakolias
Name: Constantine M. Dakolias
Title: President

CAM INVESTMENT CAYMAN HOLDINGS GP INC.

By:	/s/ Constantine M. Dakolias
Name: Constantine M. Dakolias
Title: President

CUSIP No. G4783X105	13D	Page 11 of 11 Pages

HYBRID GP HOLDINGS LLC

By:	Fortress Operating Entity I LP, its sole managing member

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG CORP.

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FIG LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
Name: David N. Brooks
Title: Secretary